UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SelectQuote, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

816307300
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 816307300

1	Names of Reporting Persons BEP III LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [x]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,290,984, except that Brookside Equity Partners LLC ("BEP"), the manager of BEP III LLC, may be deemed to have sole power to vote these shares.
	6	Shared Voting Power See response to row 5.
	7	Sole Dispositive Power 11,290,984, except that BEP, the manager of BEP III LLC, may be deemed to have sole power to dispose of these shares.
	8	Shared Dispositive Power See response to row 7.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,290,984
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) Not applicable
11	Percent of class represented by amount in row (9) 6.9%(a)
12	Type of Reporting Person (See Instructions) OO

(a)	All ownership percentages calculated in this Schedule 13G are based upon an aggregate of 162,631,704 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 and filed with the Securities and Exchange Commission on November 6, 2020.

1	Names of Reporting Persons BEP III Co-Invest LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [x]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,790,256, except that BEP, the manager of BEP III Co-Invest LLC, may be deemed to have sole power to vote these shares.
	6	Shared Voting Power See response to row 5.
	7	Sole Dispositive Power 8,790,256, except that BEP, the manager of BEP III Co-Invest LLC, may be deemed to have sole power to dispose of these shares.
	8	Shared Dispositive Power See response to row 7.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,790,256
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) Not applicable
11	Percent of class represented by amount in row (9) 5.4%(a)
12	Type of Reporting Person (See Instructions) OO

(a)	All ownership percentages calculated in this Schedule 13G are based upon an aggregate of 162,631,704 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 and filed with the Securities and Exchange Commission on November 6, 2020.

1	Names of Reporting Persons SQ Co-investors LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [x]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,402,815, except that BEP, the manager of SQ Co-investors LLC, may be deemed to have sole power to vote these shares.
	6	Shared Voting Power See response to row 5.
	7	Sole Dispositive Power 2,402,815, except that BEP, the manager of SQ Co-investors LLC, may be deemed to have sole power to dispose of these shares.
	8	Shared Dispositive Power See response to row 7.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,402,815
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) Not applicable
11	Percent of class represented by amount in row (9) 1.5%(a)
12	Type of Reporting Person (See Instructions) OO

(a)	All ownership percentages calculated in this Schedule 13G are based upon an aggregate of 162,631,704 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 and filed with the Securities and Exchange Commission on November 6, 2020.

1	Names of Reporting Persons Brookside Equity Partners LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [x]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power

 22,484,055, of which 11,290,984 shares are directly owned by BEP III LLC, 8,790,256 shares are directly owned by BEP III Co-Invest LLC, and 2,402,815 shares are directly owned by SQ Co-investors LLC. BEP, the manager of BEP III LLC, BEP III Co-Invest LLC, and SQ Co-investors LLC may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5.
	7

Sole Dispositive Power

 22,484,055, of which 11,290,984 shares are directly owned by BEP III LLC, 8,790,256 shares are directly owned by BEP III Co-Invest LLC, and 2,402,815 shares are directly owned by SQ Co-investors LLC. BEP, the manager of BEP III LLC, BEP III Co-Invest LLC, and SQ Co-investors LLC may be deemed to have sole power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,484,055
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) Not applicable
11	Percent of class represented by amount in row (9) 13.8%(a)
12	Type of Reporting Person (See Instructions) OO

(a)	All ownership percentages calculated in this Schedule 13G are based upon an aggregate of 162,631,704 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 and filed with the Securities and Exchange Commission on November 6, 2020.

Item 1.

(a)	Name of Issuer:

SelectQuote, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

6800 West 115th Street

Suite 2511

Overland Park, Kansas 66211

Item 2.

(a)	Name of Person Filing:

This statement is filed on behalf of (i) BEP III LLC, a Delaware limited liability company; (ii) BEP III Co-Invest LLC, a Delaware limited liability company; (iii) SQ Co-investors LLC, a Delaware limited liability company; and (iv) Brookside Equity Partners LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 2, 2021, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons have agreed to jointly file this Schedule 13G and any amendments hereto.

(b)	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

201 Tresser Boulevard

Suite 320

Stamford, Connecticut 06901

(c)	Citizenship:

Each Reporting Person is a Delaware limited liability company.

(d)	Title and Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP No.:

816307300

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited liability company agreements of the Reporting Persons, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2021

BEP III LLC
	By:	BROOKSIDE EQUITY PARTNERS LLC, its Manager

By:	/s/ Raymond F. Weldon
	Name:	Raymond F. Weldon
	Title:	Managing Director

BEP III CO-INVEST LLC
	By:	BROOKSIDE EQUITY PARTNERS LLC, its Manager

By:	/s/ Raymond F. Weldon
	Name:	Raymond F. Weldon
	Title:	Managing Director

SQ CO-INVESTORS LLC
	By:	BROOKSIDE EQUITY PARTNERS LLC, its Manager

By:	/s/ Raymond F. Weldon
	Name:	Raymond F. Weldon
	Title:	Managing Director

BROOKSIDE EQUITY PARTNERS LLC

By:	/s/ Raymond F. Weldon
	Name:	Raymond F. Weldon
	Title:	Managing Director